Exhibit 99.5

PRESS RELEASE

Wednesday, February 6, 2007

Five New Mineralized Gold Zones Discovered Near Dachang East Main Zone.

Several Strongly Mineralized Sections Discovered at Surface Including 22 m of 5.11 Grams Per Tonne Gold and 12.5 m of 7.9 Grams Per Tonne Gold.

February 6, 2007, Toronto, ON: Inter-Citic Minerals Inc. (TSX—ICI) (“Inter-Citic” or “The Company”) President, James Moore, is pleased to report the discovery through trenching of five new mineralized gold zones on its Dachang Gold Project in the Province of Qinghai, China.

Highlights of Trench Results:

Five new areas of gold mineralization were discovered through trenching during the 2006 exploration season at Dachang. Three of the new areas of discovery (Placer Valley Anomaly, DMZ Offset and Little Ruby) are near the Dachang Main Zone resource area. All three of these zones are open along strike and together have an aggregate surface zone length of approximately 1.3 kilometres. Most of the newly discovered zones near the Dachang Main Zone have been trenched on 40m intervals along strike. The Company has not drill tested these zones. A map showing these new areas is available on the Company’s website at: www.inter-citic.com.

The trenches reported in this release represent only 5 of the Company’s most prospective 30 geochemical target areas defined to date. Further trenching is planned for many of the additional targets in 2007. The company is also awaiting final results from a large soil geochemistry survey undertaken directly southeast of the DMZ in 2006.

Trenching continues to be one of the most successful and cost-effective methods of gold exploration at Dachang due to the thin soil cover and near-surface mineralization observed throughout the property. A consistent spatial relationship has been observed between the gold in soil anomalies, trench values and underlying strongly altered and mineralized fault zones.

Favourable trench results provide targets of priority for the Company’s 2007 drilling program.

1) PLACER VALLEY ANOMALY

•	‘The new Placer Valley Anomaly is approximately 600 m to the south of the eastern end of the current Dachang Main Zone.

•	Trenching of Placer Valley Anomaly has revealed a mineralized zone approximately 720 m in length and is open in both directions.

•	Reported Trench assay values at Placer Valley Anomaly include:

•	T-2101 with 8.0 m of 10.28 Au gpt

•	T-3503 with 6.0 m of 10.57 Au gpt

•	T-3703 with 7.5 m of 10.59 Au gpt

•	T-3704 with 8.0 m of 10.24 Au gpt

•	T-4301 with 17.0 m of 4.28 Au gpt

2) DMZ OFFSET ANOMALY

•	DMZ Offset continues along strike off the eastern end of the currently defined Dachang Main Zone.

•	Trenching has delineated a 360 m length of surface mineralization, and the zone is open to the East.

•	Reported Trench assay values at DMZ Offset include:

•	T-2502 with 3.0 m of 7.29 Au gpt

•	T-2702 with 17.0 m of 2.40 Au gpt

•	T-2904 with multiple zones including 2.0 m of 13.34 Au gpt and 5.5 m of 7.35 Au gpt

3) LITTLE RUBY ANOMALY

•	Little Ruby is approximately 2000 m to the north of DMZ Offset.

•	Trenching of Little Ruby has revealed a mineralized zone approximately 200 m in length and is open to the east.

•	Reported Trench assay values at Little Ruby include:

•	T-2903 with 22.0 m of 5.11 Au gpt

•	T-3101 with 4.3 m of 6.80 Au gpt

•	T-3302 with 16.6 m of 3.18 Au gpt

4) DC-8 and DN-5 ANOMALIES

•	DC-8 Anomaly is in the Dachang Central area of the property, and DN-5 is in Dachang North.

•	Reported Trench assay values at DC-8 Anomaly include:

•	Trench 537501A2 with 4.0 m of 6.02 Au gpt

•	Trench 652501A2 with 12.5 m of 7.91 Au gpt

•	Trench 657501A2 with 8.0 m of 6.54 Au gpt

None of the areas have been drilled by Inter-Citic.

Assay results received to date from the trenches are as follows:

PLACER VALLEY Anomaly

TRENCH	FROM	TO	METRES	Au g/t
mineralized widths
T-11902	20.70	22.40	1.70	1.97
4.1m	73.40	75.80	2.40	1.88
T-1301	31.50	34.50	3.00	3.06
10m	40.50	46.00	5.50	2.57
	64.50	69.00	4.50	2.47

T-1501	39.50	40.50	1.00	0.61
T-1701	21.00	23.50	2.50	1.43
T195001	26.00	28.50	2.50	2.90
5.5m	72.50	74.50	2.00	1.84
	88.00	89.00	1.00	2.37
T-2101	17.00	22.00	5.00	4.24
13m	33.00	41.00	8.00	10.28
T-215001	5.50	7.50	2.00	4.04
14m	35.00	38.00	3.00	4.98
	62.00	68.00	6.00	1.36
	79.00	82.00	3.00	3.45
T-2311	16.00	26.00	10.00	1.85
T-2312	15.00	16.50	1.50	1.78
10.5m	27.50	28.50	1.00	0.74
	59.00	60.00	1.00	2.57
	64.00	69.00	5.00	1.41
	84.00	86.00	2.00	2.27
T-235001	14.50	17.50	3.00	1.83
5m	21.00	23.00	2.00	1.65
T-235002	15.00	16.50	1.50	2.22
13.0m	31.50	35.50	4.00	2.18
	44.00	46.00	2.00	1.06
	54.00	56.50	2.50	1.45
	70.00	73.00	3.00	7.07
T-235003	76.00	81.00	5.00	2.33
T-2503	12.00	17.00	5.00	1.29
T-255001	41.00	47.00	6.00	2.06
9m	77.00	80.00	3.00	1.55
T-275001	37.00	40.00	3.00	1.84
6m	59.00	62.00	3.00	4.59
T-2905	8.00	10.00	2.00	2.08
9m	16.00	21.00	5.00	1.41
	24.00	26.00	2.00	8.82
T-3103	105.00	109.00	4.00	3.14
T-3304	60.00	64.00	4.00	5.34
7m	77.50	80.50	3.00	1.32
T-3306	22.00	23.00	1.00	1.36
15m	28.00	32.00	4.00	1.59
	37.50	40.50	3.00	2.26
	47.00	52.00	5.00	2.15
	55.00	57.00	2.00	1.65
T-3503	6.00	7.00	1.00	1.11
8m	18.00	24.00	6.00	10.57
	40.50	41.50	1.00	2.32
T-3703	7.00	8.50	1.50	1.48
12.5m	27.00	34.50	7.50	10.59
	39.50	43.00	3.50	3.01

T-3704	35.00	42.00	7.00	2.29
27m	46.00	47.00	1.00	0.73
	52.00	54.00	2.00	1.18
	60.00	67.00	7.00	1.99
	78.00	80.00	2.00	4.33
	91.00	99.00	8.00	10.24
	104.00	108.00	4.00	6.20
T-4106	8.50	9.50	1.00	1.08
17.8m	20.50	22.00	1.50	0.99
	33.00	39.00	6.00	2.04
	47.70	57.00	9.30	3.47
T-415001	14.00	24.00	11.00	1.77
T-4301	10.50	17.00	6.50	0.64
45.5m	22.50	28.00	5.50	1.28
	31.00	39.00	8.00	1.58
	43.50	45.00	1.50	1.58
	63.00	80.00	17.00	4.28
	83.50	90.50	7.00	1.89
T435002	11.00	14.00	3.00	7.59
7.7m	40.50	43.00	2.50	1.78
	61.80	64.00	2.20	1.63
T-4505	5.00	8.00	3.00	3.05
8m	28.00	30.00	2.00	6.64
	35.00	37.00	2.00	7.53
	83.00	84.00	1.00	1.30
T-4705	13.00	17.00	4.00	2.57
13m	20.50	22.00	1.50	0.59
	46.50	47.50	1.00	4.54
	52.00	53.50	1.50	0.70
	92.00	97.00	5.00	1.11
T-5521	26.00	27.00	1.00	2.30
2m	81.50	82.50	1.00	2.53

DMZ EAST OFFSET Anomaly

TRENCH	FROM	TO	METRES	Au g/t
mineralized widths
T-2310	35.00	38.50	3.50	1.10
10.5m	44.00	48.00	4.00	5.20
	64.50	67.50	3.00	2.85
	130.00	134.50	4.50	2.64
T-2502	5.00	6.50	1.50	3.53
18.5m	9.50	12.00	2.50	4.50
	78.50	81.50	3.00	7.29
	95.50	98.00	2.50	4.63
	104.00	113.00	9.00	4.60

T-2702	22.00	39.00	17.00	2.40
31m	65.00	67.00	2.00	4.12
	78.50	81.50	3.00	2.37
	95.00	97.50	2.50	1.01
	124.00	130.50	6.50	1.78
T-2904	6.00	7.50	1.50	0.54
9m	10.50	12.50	2.00	13.34
	99.00	104.50	5.50	7.35

LITTLE RUBY Anomaly

TRENCH	FROM	TO	METRES	Au g/t
mineralized widths
T-2701	23.90	27.90	4.00	2.05
T-2903	14.30	15.80	1.50	7.50
23.5m	26.00	48.00	22.00	5.11
T-3101	18.30	22.60	4.30	6.80
6.3m	25.60	27.60	2.00	2.69
T-3302	6.80	23.40	16.60	4.15
T-3502	7.00	10.00	3.00	2.16
T-3907	10.60	12.20	1.60	1.69

DC-8 Anomaly

TRENCH	FROM	TO	METRES	Au g/t
mineralized widths
535001A2	14.00	19.50	5.50	3.39
6.5m	33.00	34.00	1.00	0.64
537501A2	11.00	15.00	4.00	1.38
8m	17.80	21.80	4.00	6.02
650201A2	14.40	16.40	2.00	2.16
8m	20.90	27.10	6.20	1.49
652501A2	19.50	27.00	7.50	1.01
20m	46.00	58.50	12.50	7.91
657501A2	31.60	39.60	8.00	6.54
662501A2	21.30	22.80	1.50	5.37
665001A2	22.00	25.00	3.00	1.92
667501A2	10.00	11.50	1.50	1.15
2.56m	20.50	23.50	3.00	1.41

DN-5 Anomaly

TRENCH	FROM	TO	METRES	Au g/t
8601A3	99.50	109.00	9.50	0.96
8801A3	92.40	95.40	3.00	1.66
	112.00	115.00	3.00	0.56
	164.00	167.00	3.00	0.58
802501A3	12.50	13.50	1.00	1.76
845001A3	61.00	67.00	6.00	1.35
	70.00	71.40	1.40	1.18
855001A3	55.30	56.40	1.10	3.82

(Assay cut-off for the above table was at 0.5 gpt Au, however, intervals were determined by geological interpretation of consistent mineralized zones. Broader intervals may include waste intervals of up to 2m.)

METHODOLOGY

Trench chip-channel samples were taken at geologically established intervals consistent with the width of each mineralized area exposed in the trench. The sample interval was typically one meter. The individual samples collected over the designated intervals are representative of the material for the respective intervals. The sample interval and collection methodology are consistent with industry standards

Each of the trenches listed above was excavated on lines spaced variably at a minimum of 40m to a maximum of 400m intervals. All trenches sampled in 2006 were excavated by backhoe and most uncovered broken bedrock at depths of 1.5 to 2.5 metres, which was typically altered and highly deformed sediments. All trenches are mapped in detail and channel samples are taken at one metre intervals across all mineralized zones. The gold bearing zones intersected coincided with areas of secondary sulphide enrichment in these Triassic sediments.

Samples were collected using 1.0 to 1.5 metre chip samples, each weighing approximately 3 to 5 kg. Qualified Chinese geologists and technicians under the direct field supervision of Mr. Garth Pierce, Inter-Citic’s Vice President of Exploration, carry out the trench sampling.

Each sample is secured and transported to the Qinghai Institute of Rock and Mineral Testing and Application, located in Xining, Qinghai, PRC, or to the Research Center of Xi’an Institute of Geology and Mineral Resources located in Xi’an, Shaanxi Province, PRC, both independent arm’s length Chinese government laboratories. At each respective laboratory, each sample is dried, crushed and a portion ground to minus 200 mesh. The gold content of each sample was determined by analyzing a 20 gram sample of the minus 200 mesh material through an aqua regia acid digestion and then analyzed for gold using atomic absorption. Accuracy of the results is tested through the systematic inclusion of standards and replicate samples.

Security of Samples: All of the samples collected at Dachang are stored in a restricted secure storage area. Samples are shipped by truck to Golmud and delivered to Inter-Citic’s courier agent in Golmud for shipment to the various laboratories for analysis. Inter-Citic’s courier agents are present at all transshipment points between Golmud and the laboratories. Exploration at Dachang was conducted with the assistance of the numerous professionals from QGSI, working in co-operation with Inter-Citic’s technical team on site and supervised by Mr. Garth Pierce, Vice-President of Exploration.

Mr. B. Terrence Hennessey, P.Geo, of Micon International Limited is a Qualified Person under the requirements of National Instrument 43-101 and has reviewed a copy of this press release.

On Behalf of the Board:

“James J. Moore”

President & CEO

ABOUT INTER-CITIC:

Toronto-based Inter-Citic Minerals Inc. is an exploration and development company with properties in the People’s Republic of China. The Company has strategic partnerships with several large financially strong and established groups in China to facilitate investment in China for both Western and Chinese partners. Inter-Citic is listed on the TSX under the symbol ICI. Inter-Citic’s website is www.inter-citic.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Stephen Lautens

Vice President, Corporate Communications

Inter-Citic Minerals Inc.

(905) 479-5072 x 227

www.inter-citic.com

stephen@inter-citic.com

Investors are encouraged to review “Risk Factors” associated with the Dachang project as outlined in the Company’s 2005 Financial Statements and Annual Information Form available on the SEDAR website at www.sedar.com. The statements herein that are not historical facts are forward-looking statements. These statements address future events and conditions and so involve inherent risks and uncertainties, as disclosed under the heading “Risk Factors” in the company’s periodic filings with Canadian securities regulators. Actual results could differ from those currently projected. The Company does not assume the obligation to update any forward-looking statement. The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this news release.